John Hancock

U.S. Wealth Management

601 Congress Street

Boston, MA 02210

(617) 663-3241

Fax: (617) 663-2197

E-Mail:   dbarr@jhancock.com

Name:     David D. Barr

September 30, 2009

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Funds III — John Hancock Small Company Fund
File No. 333-161741

Dear Mr. Thompson:

We have received comments from the Staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement filed on Form N-14 for John Hancock Small Company Fund (the “Acquiring Fund”), a series of John Hancock Funds III (the “Trust”).  The registration statement, filed on September 4, 2009, relates to the proposed reorganization of the FMA Small Company Portfolio (the “Acquired Fund”), a series of The Advisors’ Inner Circle Fund (File Nos. 033-42484 and 811-06400), with the Acquiring Fund.

In response to comments that we received from the Staff on September 29, 2009, we hereby respectfully submit the following responses.  We have, for the Staff’s convenience, repeated below the comments for which we are providing responses, followed immediately by the Trust’s response.  Defined terms have the same meanings as used by the Trust in the registration statement.

Proxy Statement/Prospectus:

Comment 1:

On page 5 under the Comparison of Expenses section, amend the last sentence of the second paragraph to disclose that the Acquiring Fund’s management fee and gross expenses are higher than those of the Acquired Fund.

Response 1:

The sentence is amended and restated as follows:

Although the Acquiring Fund’s Management fee is 0.15% higher and the Total fund operating expenses are higher than those of your fund, the Net annual operating expenses of both funds are the same due to contractual expense waivers put in place by JHIMS.

Comment 2:

On page 6 under the Comparison of Expenses section, in the expense table for Class A, correct the location of the number two (2) footnote reference regarding a $4.00 fee being charged for wire redemptions.

Response 2:

The footnote reference has been moved to heading of the expense table, Shareholder transaction expenses, to reference the entire table.  The footnotes for the expense table have been renumbered accordingly.

Comment 3:

On page 6 under the Comparison of Expenses section, in the expense table for Class I, revise the table to indicate if the contractual expense waiver is currently in effect.

Response 3:

The expense table has been revised as follows:

	Acquired Fund Institutional Shares	Acquiring Fund Class I	Acquiring Fund Class I (Pro Forma, Assuming Reorganization with Acquired Fund)
Annual Operating Expenses
Management fee	0.75%	0.90%	0.90%
Other expenses	0.36%	0.21%	0.21%
Total fund operating expenses	1.11%	1.11%	1.11%
Contractual expense reimbursement	None	-0.00%	-0.00%
Net annual operating expenses	1.11%	1.11%(1)	1.11%(1)

(1)	For the first two years after the Closing Date, JHIMS has contractually agreed to limit the “Net annual operating expenses” of the Acquiring Fund’s Class I shares to 1.11%.

General Comments and Responses Thereto

It was requested that the Trust provide the following representations in its response to comments:

In connection with these filings, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

2.             Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

3.             The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Fund intends to file a definitive copy of the prospectus/proxy statement reflecting the above responses to the Staff’s comments as soon as practicable following effectiveness of the registration statement on October 5, 2009.  Thank you for your prompt attention to these matters.  If you have any questions, please call me at (617) 663-3241.

Sincerely,

/s/ David D. Barr

David D. Barr

Assistant Secretary